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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No.      )*



                      Infinity Financial Technology, Inc.
                   -----------------------------------------
                               (Name of Issuer)




                                  Common Stock
                   -----------------------------------------
                        (Title of Class of Securities)




                                   456921 10 5
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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SCHEDULE 13G
Roger A. Lang




ITEM 1.

         (a)     Name of Issuer:  Infinity Financial Technology, Inc.

         (b)     Address of Issuer's Principal Executive Offices:

                 640 Clyde Court, Mountain View, California 94043

ITEM 2.

         (a)     Name of Person Filing:

                 Roger A. Lang

         (b)     Address of Principal Business Office or, if none, Residence:

                 640 Clyde Court, Mountain View, California 94043

         (c)     Citizenship:  U.S.A.

         (d)     Title of Class of Securities:  Common Stock

         (e)     CUSIP Number:  456921 105

ITEM 3.

         Not applicable.

ITEM 4.  OWNERSHIP

         (a)     Amount Beneficially Owned:

                 4,898,000 shares as of December 31, 1996.

         (b)     Percent of Class:  26.97%, as of December 31, 1996.



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SCHEDULE 13G
Roger A. Lang


         (c)     Number of shares as to which such person has:

                      (i)         sole power to vote or to direct the vote:

                                  4,783,716 shares.

                      (ii)        shared power to vote or to direct the vote:

                                  114,284 shares

                    (iii)         sole power to dispose or to direct the
                                  disposition of:

                                  4,783,716 shares.

                      (iv) shared power to dispose or to direct the disposition of:

                                  114,284 shares.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF THE GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.



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SCHEDULE 13G
Roger A. Lang



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                Date:  February 5, 1997




                                                /s/ Roger A. Lang
                                                ---------------------------
                                                Roger A. Lang



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